UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

Commission File No. 001-33580

KEEGAN RESOURCES INC.

(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Audited annual consolidated financial statements for the years ended March 31, 2009, 2008 and 2007
99.2	Management Discussion and Analysis – Years ended March 31, 2009 and 2008
99.3	CEO certification of annual filings
99.4	CFO certification of annual filings
99.5	Ontario Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  February 14, 2013

By:
/s/ Greg McCunn
Greg McCunn
Chief Financial Officer